





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65603

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NATHAN HALE CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

307 W TREMONT AVE - STE 200
(No. and Street)

CHARLOTTE	NC	28203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GARY C. GALARPE 980 474 4351
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CHERRY BEKAERT LLP
(Name – *if individual, state last, first, middle name*)

1111 METROPOLITAN AVENUE	CHARLOTTE	NC	28204
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.







OATH OR AFFIRMATION

I, GARY C GALARPE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NATHAN HALE CAPTIAL, LLCC, as of DECEMBER 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

COO|CFO|CCO

Title

Notary Public

ELIZABETH SUMNER
My Commission Expires
NOTARY PUBLIC
11-29-2025
CABARRUS COUNTY, NC

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NATHAN HALE CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2020
And Report of Independent Registered Public Accounting Firm

(FILED AS PUBLIC INFORMATION PURSUANT TO RULE 17a-5(d) UNDER THE SECURITIES EXCHANGE ACT OF 1934)

CONTENTS

Cherry Bekaert LLP
CPAs & Advisors

Report of Independent Registered Public Accounting Firm

To the Members
Nathan Hale Capital, LLC
Charlotte, North Carolina

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Nathan Hale Capital, LLC (the "Company") as of December 31, 2020, and the related statements of operations, members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Other Supplemental Information

The supplemental information contained in Schedule 1, Computation of Net Capital and Net Capital Ratio under Rule 15c3-1, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. Section 240.17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cherry Bekaert LLP

Charlotte, North Carolina
February 26, 2021
We have served as the Company's auditor since 2014.

NATHAN HALE CAPITAL LLC
STATEMENT OF FINANCIAL CONDITION

December 31, 2020

ASSETS

Cash in bank	$	8,927
Receivable from clearing organization		20,856,210
Securities owned, at market value		41,231,468
Prepaid expense and other assets		250,829
Property and equipment, net of accumulated depreciation		28,968
Total assets	$	62,376,402

LIABILITIES AND MEMBERS' EQUITY

Liabilities:

Accounts payable	$	34,887
Accrued expense		59,730
Commissions payable		105,988
Subordinated loans payable		1,200,000
SBA PPP loan		387,875
Other liabilities		1,013
Payable to clearing organization		33,501,272
Securities sold, not yet purchased at fair value		20,541,051
Total liabilities		55,831,816
Members' equity		6,544,586
Total liabilities and members' equity	$	62,376,402

The accompanying notes are an integral part of these financial statements.

NATHAN HALE CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Nathan Hale Capital, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and Financial Regulatory Authority ("FINRA"). The Company was formed under the laws of the State of Nevada maintaining its principal office in Charlotte, North Carolina with branch offices in Carlsbad, CA, Madison, NJ, New York, NY and Portsmouth, RI. The Company is subject to a minimum net capital requirement of $100,000 pursuant to SEC Rule 15c3-1. The Company operates pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3. The Company's activities are primarily comprised of purchasing and selling government and agency securities, corporate obligations, and bank Certificates of Deposit, and holding these types of securities for the Company's own account.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Clearing Organizations

The Company has an agreement with other securities brokers and dealers (primarily one organization) to act as clearing organizations for the Company. The clearing organizations clear all security transactions and maintain customer accounts.

The Company is required to maintain certain deposit levels with clearing organizations. The amount of the deposit depends on the agreement with the clearing organization and the exchange market requirements. As of December 31, 2020, the Company had deposit levels with clearing organizations exceeding the requirements.

Marketable Securities Owned and Securities Sold, Not Yet Purchased

Marketable securities consist of fixed income securities and are generally valued at quoted market values. If a quoted market value is not available, fair value is determined using quoted market prices for similar investment securities. Security transactions and any related gains or losses are recognized on the trade date. Cost is determined by the average cost method for the purpose of computing realized gains or losses on investment securities.

(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Marketable Securities Owned and Securities Sold, Not Yet Purchased

Securities sold, not yet purchased consist of debt securities that the Company has sold short to facilitate a short sale. The Company borrows the securities from another party and delivers the securities to the buyer. The Company will be required to cover its short sale in the future through the purchase of the security in the market at the prevailing market price and deliver it to the counterparty from which it borrowed. The Company is exposed to a loss to the extent that the security price increases during the time from when the Company borrowed the security to when the Company purchases it in the market to cover the short sale.

Lease Accounting

The Company determines if an arrangement is a lease at inception. The Company's operating lease agreements are primarily for office space and are included within operating lease right-of-use ("ROU") assets and operating lease liabilities on the statement of financial condition. ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. The Company's variable lease payments consist of non-lease services related to the lease. Variable lease payments are excluded from the ROU assets and lease liabilities and are recognized in the period in which the obligation for those payments is incurred. As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. ROU assets also include any lease payments made and exclude lease incentives. Rental expense for lease payments related to operating leases is recognized on a straight-line basis over the lease term.

Fair Value Measurements

Financial Accounting Standards Board Accounting Standards Codification 820 (FASB ASC 820) defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

NATHAN HALE CAPITAL, LLC

(1)   <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued</u>

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that The Company can access at the measurement date.

Level 2 – Inputs other than the quoted prices included within level 1 that are observable for the asset liability or quoted prices in inactive markets.

Level 3 – Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of the markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

<u>Income Taxes</u>

The Company is a limited liability corporation and is not taxed at the entity level. Instead, its items of income, loss, deduction, and credit are passed through to its member owners in computing their individual tax liabilities.

NATHAN HALE CAPITAL, LLC
    NOTES TO FINANCIAL STATEMENTS, CONTINUED

    DECEMBER 31, 2020

(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Management has evaluated the effect of the accounting guidance provided by accounting for uncertainty in income taxes. Management has evaluated all tax positions that could have a significant effect on the financial statements and determined the Company had no uncertain income tax positions on December 31, 2020.

(2)   SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

The following table presents the Company's assets and liabilities and related valuation inputs within the fair value hierarchy utilized to measure as of December 31, 2019, on a recurring basis:

	Level 1	Level 2	Level 3	Total
Marketable securities owned				
Government and asset-backed agency securities	$ -	$ 11,638,924	$ -	$ 11,638,924
Corporate and asset-backed non-agency securities	$ -	$ 2,411,917	$ -	$ 2,411,917
Municipal securities	$ -	$ 27,180,628	$ -	$ 27,180,628
Total				$ 41,234,648
Securities sold, not yet purchased				
Government and asset-backed agency securities	$ -	$ 20,540,810	$ -	$ 20,540,810
Corporate and asset-backed non-agency securities	$ -	$ 241	$ -	$ 241
Total				$ 20,541,051

Trading securities are based on quoted market prices in active markets for similar assets and liabilities.

The securities are purchased on margin with the clearing organization and the liability related to such purchases is included under the caption "Payable to clearing organization" on the Statement of Financial Condition. To the extent that the Company has received proceeds from short-sale positions, the proceeds have reduced the amount of inventory financing payable. See Note 3.

NATHAN HALE CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS, CONTINUED

DECEMBER 31, 2020

(3)   PAYABLE TO CLEARING ORGANIZATION

Payable to clearing organization consists of the following:

Inventory financed, net of proceeds received by clearing firm related to short sales	$ 33,501,272
Securities sold, not yet purchased – at market value	20,541,051
Total due clearing firm	$ 54,042,323

(4)   TRADING ACTIVITIES AND RELATED RISKS

The Company actively trades government, corporate and agency securities, and bank certificates of deposit. Positions in these securities are subject to varying degrees of market and credit risk.

Market prices are subject to fluctuation and, as such, the Company is exposed to market risk. The fair value of the Company's investments will fluctuate in response to changes in market interest rates. Increases and decreases in prevailing interest rates generally translate into decreases and increases in fair values of those instruments. Additionally, fair values of interest-rate sensitive instruments may be affected by the credit worthiness of the issuer, prepayment options, relative values of alternative investments, the liquidity of the instrument, and other general market conditions. Market risk is directly impacted by the volatility and liquidity in the markets in which financial instruments are traded. The Company monitors its exposure to market risk, or its market risk profile, daily through a variety of financial, security position, and control procedures.

Credit risk is the possibility of debt securities being downgraded by the rating agencies or going into default due to non-performance by issuers. The Company minimizes inventory credit risk by trading either governmental agency securities, corporates or securities that are AAA rated by two or more debt security rating services or certificates of deposit that are insured by the Federal Deposit Insurance Corporation. The Company's counter-party risk is minimized by trading only with institutional parties and by clearing trades via the Federal Wire and the Deposit Trust Company ("DTC"), which ensure settlements occur simultaneously for both sides of the trade.

(5)   PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the respective assets as follows:

Furniture and fixtures	7 years
Computer and equipment	5 years
Leaseholder improvements	7 years

Property and equipment consist of the following as of December 31, 2020:

Furniture and fixtures	$154,742
Comuter and equipment	114,482
Leaseholder improvements	21,847
	$291,071
Less accumulated depreciation	(262,103)
	$ 28,968

(6)   RENTAL OF OFFICE FACILITIES

As of December 11, 2020 the company commenced a new lease at a new location in the Charlotte area. The Company leases its office space under a non-cancelable operating lease, which expires June 30, 2021. As the operating lease is for less than twelve months, the Company elected not to record a right of use asset and related lease liability. The future minimum lease payments to be made under the current lease agreement for the year ended December 31, 2021 total $28,032.

(7)   401(K) PLAN

The Company sponsors a 401(k)-retirement plan for all eligible employees who have a minimum of three months of service and have attained the age of twenty-one. Accrued expenses on the statement of financial condition, includes discretionary contributions payable to the plan of $59,730 for the year ended December 31, 2020.

(8)   CONCENTRATION OF CREDIT RISK FOR CASH HELD AT BANKS

The Company maintains a cash account at Wells Fargo which had a bank balance of $6,779 and South State Bank which had a balance of $2,148 at December 31, 2020. Accounts at these institutions are insured up to $250,000 by the Federal Deposit Insurance Corporation.

NATHAN HALE CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS, CONTINUED

DECEMBER 31, 2020

 (9)   NET CAPITAL

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"). Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

Rule 15c3-1 further requires that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. In addition, certain advances, payment of dividends, and other equity withdrawals are subject to certain notification provisions of Rule 15c3-1. At December 31, 2020, the Company had net capital, after deducting regulatory haircuts on securities and other non-allowable assets, of $5,348,566 which exceeded its required minimum net capital by $5,248,566.

The Company's net capital ratio was 0.0377 to 1. The Company claims exemption from SEC Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of the Rule.

(10)   SBA PPP Loan

On April 16, 2020, the Company received a loan in the principal amount of $387,875 (the "SBA Loan") in consideration of a promissory note, under the Paycheck Protection Program ("PPP"), which was established under the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") administered by the U.S. Small Business Administration (the "SBA"). The intent and purpose of the PPP is to support companies, during the coronavirus ("COVID-19") pandemic, by providing funds for certain specified business expenses, with a focus on payroll. As a qualifying business as defined by the SBA, the Company is using the proceeds from this loan to primarily help maintain payroll as it navigates its business with a focus on returning to normal operations. The term of the Promissory Note is two years, though it may be payable sooner in connection with an event of default under the Promissory Note. The SBA Loan carries a fixed interest rate of one percent per year, with the first payment due seven months from the date of initial cash receipt. Under the CARES Act and the PPP, certain amounts of loans made under the PPP may be forgiven if the recipients use the loan proceeds for eligible purposes, including payroll costs and certain rent or utility costs, and meet other requirements regarding, among other things, the maintenance of employment and compensation levels. The Company used the SBA Loan for qualifying expenses and intends to apply for forgiveness of the SBA Loan in accordance with the terms of the CARES Act.

NATHAN HALE CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS, CONTINUED

DECEMBER 31, 2020

(10)   SBA PPP Loan, Continued

In June 2020, the Payroll Protection Program Flexibility Act ("PPPFA") was signed into law adjusting certain key terms of loans issued under the PPP. Other changes and modifications of the PPP have occurred since June 2020. As of December 31, 2020, loan payments are deferred for borrowers who apply for loan forgiveness until SBA remits the borrower's loan forgiveness amount to the lender. If a borrower does not apply for loan forgiveness, payments are deferred 10 months after the end of the covered period for the borrower's loan forgiveness (either 8 weeks or 24 weeks) and PPP loans issued prior to June 5, 2020 have a maturity of two years.

As the legal form of the Promissory Note is a debt obligation, the Company is accounting for it as debt under ASC 470, *Debt* and recorded an initial liability of $387,875 in the statement of financial position upon receipt of the loan proceeds. The Company is accruing interest over the term of the loan and is not imputing additional interest at a market rate because the guidance on imputing interest in ASC 835-30, *Interest* excludes transactions where interest rates are prescribed by a government agency. If any amount of the loan is ultimately forgiven, income from the extinguishment of debt would be recognized as a gain on loan extinguishment in the statement of operations.

(11)   SUBORDINATED LOANS PAYABLE

On January 31, 2014, the Chairman – Mark Elmore provided $6,000,000 to the company through FINRA approved loans. The loans are evidenced by five separate agreements in the amount of $1,200,000 each, with maturities on three, four, five, six and seven-year terms. The loans maturity dates will be automatically extended for successive one-year terms unless the lender directs the Company to give written notice to FINRA, not less that thirteen months prior to the scheduled maturity date of each loan, of the Company's election not to extend the maturity.

If the Company's average return on equity for three years immediately preceding any Loan maturity date is greater than or equal to twenty percent (20%), the lender may purchase, in an amount equal to the maturing loan principal, Class A non-voting Membership Interests at book value without regard to any goodwill. If the Company's average return on equity for the three years immediately preceding the any Loan maturity date is less than twenty percent (20%) any maturing principal shall be payable in cash.

The six-year term was paid in full on February 4, 2020. Notification was provided to FINRA to pay the seven-year term as scheduled.

NATHAN HALE CAPITAL, LLC
   NOTES TO FINANCIAL STATEMENTS, CONTINUED

   DECEMBER 31, 2020

(12)   CONTINGENCIES

On January 30, 2020, the World Health Organization declared COVID-19 to be a "Public Health Emergency of International Concern" and on March 11, 2020, declared it to be a pandemic. COVID-19 has led to increased short-term market volatility and may have adverse long-term effects on U.S. and world economies and markets generally. COVID-19 may adversely impact the Company's investments. As the pandemic continues to evolve, its full impact, including on securities markets, the global economy and business operations, is not yet fully known.

The Company received a loan under the PPP for an amount of $387,875, which was established under the CARES Act and administered by the SBA. The application for the PPP loan requires the Company to, in good faith, certify that the current economic uncertainty made the loan request necessary to support the ongoing operation of the Company. This certification further requires the Company to consider current business activity and ability to access other sources of liquidity sufficient to support the ongoing operations in a manner that is not significantly detrimental to the business. The receipt of the funds from the PPP loan and the forgiveness of the PPP loan is dependent on the Company having initially qualified for the PPP and qualifying for the forgiveness of such PPP loan based on funds being used for certain expenditures such as payroll costs and rent, as required by the terms of the PPP. There is no assurance that the Company's obligation under the PPP loan will be forgiven. If the PPP loan is not forgiven, the Company will need to repay the PPP loan as described in Note 11.

In September 2020, a member left the Company. This resulted in a receivable balance of $496,170 due to losses incurred by the member that were owed back to the Company. Per the terms of the operating agreement, management executed a mandatory tender of the member's shares to offset a portion of the receivable. A balance of $96,170 remains and is included in prepaid expense and other asserts on the statement of financial condition.

(13)   SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions occurring after year-end through the date that the financial statements were available for issuance which was February 26, 2021.

The firm has applied for loan forgiveness on the PPP loan and expects $348,218 of the $387,875 balance to be forgiven. Upon approval, the non-forgiven balance automatically converts to a two year note with an interest rate of 1.00%.